FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to  the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                    AMS HOMECARE INC.

(Registrant)

Date: June 9, 2005

                                                                                                                                                     By:

                                                                                                                                                            "Harj Gill"

 Harj Gill

              Its:       CEO

(Title)

LETTER TO SHAREHOLDERS

                              June 28, 2005

Dear Shareholders,

This year marks a year in which significant progress has been made in achieving the company’s goals.  The Company embarked on an ambitious program of diversifying its product lines.  And to this end the company grew its patient monitoring business, IER Systems, as well as the introduction of new products such as the Aquajoy bath lift, and we also continued to show growth in our primary products.  We have been successful this year in implementing much of our business plan, although much delayed due to TSX Venture delays in the RTO.  As a result of implementing a part of our business plan we have made fiscal 2005 a very successful year.

It is management's continued conviction that our Company has a promising future as a manufacturer and distributor of self-care products and patient monitoring technology and as a retailer – with the expected launch of our 65PLUS store concept in the USA.  The Company was successful in accessing financing by increasing lines of credit. In March 2004 the company completed its listing on the OTCBB.  Our well-established lead product brand of mobility equipment, Shoprider®, is continues to grow in demand in the Canadian market and now is marketed through 300 plus dealer customers.  Our aggressive product diversification strategy has helped to increase sales as we expended profits on the introduction of IER Systems and the launch of the 65PLUS store concept.  We expect that our aggressive future expansion plans into key areas of the U.S. by way of our acquisition strategy will offer major growth potential in terms of revenues and earnings as well as market capitalization.  Thereby the Company has recently announced that it is in discussions to acquire a technology company and we continue to look for acquisition for our 65PLUS concept stores in the USA.   Our goal moving forward will be to attract significant financings to grow at a faster pace.  The Company will continue to be challenged by the ongoing litigation with the TSX Venture Exchange, but we believe that this task is important to resolve for the interests of the shareholders.

The Company is poised to accelerate its vision designed to take full advantage of the growth in the healthcare market throughout the United States and Canada.  We intend to continue to enlarge our existing leadership position via a targeted expansion program encompassing both product and geographic diversification.  Our principal objective is to capitalize upon our strong foundation, built over more than fifteen years, that provides both the framework and the momentum out of which a substantial organization can emerge. Our fundamental goal: increased capability to capture a significant market share in select niches of the multi-billion dollar healthcare sector.

We look forward to seeing the results of our future activities, and we wish to thank all shareholders for their patience and support as we move the Company forward in an exciting business direction.

ON BEHALF OF THE BOARD

“Harj Gill”

“Rani Gill”

Harj Gill

 Rani Gill

Chief Executive Officer

 President

AMS HOMECARE INC.

1360 Cliveden Avenue, Delta, B.C.  V3M 6K2

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting (the "Meeting") of holders of common shares of AMS Homecare Inc. ("AMS") will be held at 10 a.m. on Friday, July 29, 2005 at the company head office at 1360 Cliveden Avenue, Annacis Island, Delta, British Columbia for the following purposes, which are described in more detail in the enclosed Information Circular, namely:

1.

To receive the report of the Directors.

2.

To receive the financial statements of the Company for the fiscal year ended February 28, 2005, and the report of the Auditors thereon.

3.

To determine the number of directors at five, and to elect directors to hold office until the next annual general meeting of the Company.

4.

To appoint HLB Cinnamon Jang Willoughby, Chartered Accountants, as Auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration.

5.

To Approve the following additional Resolutions:

1)

Increase of Shares

2)

Removal of Pre-existing Company Provisions

3)

Approval to have discretion for Consolidation

4)

Alteration to Authorized Share Structure

5)

Approval of New Articles

6)

Change the Year End Date for the Company

7)

Removal of Shares from Escrow

8)

To approve all acts of the Executive Officers and Board of Directors

6.

To consider such other matters as may properly come before the meeting.

Accompanying this Notice are an Information Circular and a form of proxy. The record date for the determination of holders of AMS Homecare shares entitled to receive notice of, and to attend and vote at, the Meeting is the close of business on June 28, 2005.  If you are unable to attend the Meeting in person, please complete and sign the enclosed form of Proxy and forward it, or otherwise deliver it, to Computershare Investor Services, Inc., #401 - 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, to reach the addressee no later than 10:00 a.m. (local time) on July 27, 2005 or, or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

DATED at Vancouver, British Columbia as of the 28th day of July, 2005

BY ORDER OF THE BOARD OF DIRECTORS

"Harj Gill"

Chief Executive Officer

                                                     AMS HOMECARE INC.

                            INFORMATION CIRCULAR

(containing information as of February 28, 2005)

INTRODUCTION

This information circular accompanies the Notice of Annual General & Special Meeting (the "Meeting") of the shareholders of AMS Homecare Inc.. (the "Company") to be held on 29h day of July, 2005 at the time and place set out in the accompanying Notice of Meeting. This information circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and any adjournment of the Meeting.

PROXIES AND VOTING RIGHTS

Management Solicitation and Appointment of Proxies:

The persons named in the accompanying form of proxy are nominees of the Company's management. A shareholder, including a shareholder that is a corporation, has the right to appoint a proxyholder (who need not be a shareholder) to attend and act for and on the shareholder's behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:

1.

On the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder's nominee in the blank space provided; or

2.

complete another proper form of proxy.

To be valid, a proxy must contain the name of the proxyholder, be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of or attorney for the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to the company's Transfer Agent, Computershare Trust Company of Canada, at, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at 10:00 AM PST on July 27, 2005 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

1.

by an instrument in writing that is:

a)

signed by the appointing shareholder, the shareholder's attorney authorized in writing or, where the shareholder is a corporation, a duly authorized officer or attorney of the corporation; and

b)

delivered to Computershare Trust Company of Canada at, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting, or delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting before any vote on a matter in respect of which the proxy is to be used has been taken; or

2.

in any other manner provided by law.

-Voting of Shares and Proxies and Exercise of Discretion by Proxy holders

-Voting In Person Only

While the provisions of the Business Corporations Act (British Columbia) allow for shareholders and proxyholders to participate in and vote at the Meeting by telephone or other communications medium if all shareholders and proxyholders participating in the Meeting are able to communicate with each other, the Articles of the Company expressly provide that all voting must be conducted in person.

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, with each shareholder present in person and entitled to vote having one vote and a proxyholder duly appointed by a holder of a share who would have been entitled to vote having one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

1.

requested by a shareholder present at the Meeting in person or by proxy;

2.

directed by the Chairperson; or

3.

required by law.

On a poll, each shareholder shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than 75% of the votes cast in person or by proxy will be required.

Voting of Proxies and Exercise of Discretion by Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy.

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying form of proxy. It is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company's Board of Directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this information circular, management of the Company is not aware of any such amendments or variations, or any other matters, that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxy from their principals. The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only shareholders of the Company who are listed on its Register of Shareholders on the record date of June 28, 2005 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see "Voting of Shares and Proxies and Exercise of Discretion by Proxyholders" above).

The authorized capital of the Company consists of 300,000,000 common shares without par value and 200,000,000 preferred shares without par value.  As of February 28, 2005, the Company had 46,648,891 common shares issued and outstanding.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, except as follows:

Name	Number of shares	% of Outstanding Shares
Rani Gill (directly and indirectly through RKGCM Holdings Ltd.	27,166,277	58%

FINANCIAL STATEMENTS

The Management's Report to Shareholders and the financial statements of the Company for the financial year ended February 28, 2005 and accompanying auditor's report will be presented at the Meeting.

APPOINTMENT OF AUDITOR

The shareholders will be asked to vote for the appointment of HLB Cinnamon Jang Willoughby, Chartered Accountants, Chartered Accountants as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company at a level of remuneration to be fixed by the directors.  HLB Cinnamon Jang Willoughby was appointed as the auditor of the Company on February 2004.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the directors or senior officers of the Company or a subsidiary.

ELECTION OF DIRECTORS

The Company's Board of Directors proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

The following table sets out the names of management's nominees for election as directors, the country in which each is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he has been a director of the Company, the respective principal occupations or employments during the past five years (if such nominee is not presently a director who was elected to his present term of office by a vote of shareholders) and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular.

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at five. Although Management is only nominating five individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting. In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

Name of Nominee and Present Offices Held	Present Principal Occupation For Past Five Years	Director Since	Shares Beneficially Owned or Controlled
Ms. Rani Gill* DIRECTOR & PRESIDENT	Director, President, Chairperson of the Company, and CFO, prior to that owner of Shoprider Canada Mobility Products	January 19, 2002	27,166,277
Mr. Harj Gill DIRECTOR & CEO	Chief Executive Officer and Corporate Secretary of the Company, prior to that an independent business person and Investment Advisor	August 28, 2002	693,124
Mr. Amarjit Mann* DIRECTOR	Owner of Pharmacy, and prior to that a pharmaceutical representative	August 28, 2002	619,300
Mr. Jan Karnik* DIRECTOR	Owner of Mechanical Engineering Firm, prior to that a Project Development Manager	November 26, 2001	55,000
Mr. Ranjodh Sahota * DIRECTOR	Business person and Administrator for Ministry of Human Resources	September 19, 2003	113,500

*  Members of Audit Committee.

The Company does not have an Executive Committee of its Board of Directors.

The information as to principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

EXECUTIVE COMPENSATION

Definitions

For the purposes of this information circular:

"Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of your company or acted in a similar capacity during the most recently completed financial year.

"Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of your company or acted in a similar capacity during the most recently completed financial year.

"Named Executive Officers" means the following individuals:

1.

each CEO;

2.

each CFO;

3.

each of the company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

4.

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the company at the end of the most recently completed financial year-end.

"Options" includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office. An extension of an option or replacement grant is a grant of a new option. Also, options includes any grants made to a Named Executive Officer by a third party or a non-subsidiary affiliate of your company in respect of services to your company or a subsidiary of your company.

"Plan' 'includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restrictions on resale, performance units and performance shares, or similar investments may be received or purchased It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favor of executive officers or directors.

The Company

The Company had, during the financial year ended February 28, 2005 , two Named Executive Officers, Ms. Rani Gill, President, CFO, and Chairperson, and Mr. Harj Gill, CEO and Corporate Secretary.

Summary Compensation Table

The following table contains a summary of the compensation paid or payable to the Named Executive Officers during the three most recently completed financial years.

Executive Compensation

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Period Ended	Salary	Bonus	Other Annual Compensation	Securities Under Options granted (#)	Restricted Common Shares or Restricted Share Units	LTIP Payouts	All other Compensation
Rani Gill President	29/02/05	$143,000	Nil	Nil	Nil	Nil	Nil	Nil
Harj Gill Chief Executive Officer	29/02/05	$143,000	Nil	Nil	Nil	Nil	Nil	Nil

Long-Term Incentive Plan

Definition:

"long-term incentive plan" or "LTIP" means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price for the issuer's securities, or any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units;

During the financial year ended there was no Long-Term Incentive Plan implemented and no payments were made or granted with respect to any LTIP.

Option/SAR Grants

During the Company's most recently completed financial year there were no options or SARs granted to the Named Executive Officers.

There were no options or SARs exercised or granted by the Named Executive Officers, during the Company's most recently completed financial year. The value of the unexercised in-the-money options and SARs held by the Named Executive Officers as at the year-end was nil.

Since the beginning of the Company's most recently completed financial year, no options or SARs were exercised by the directors and senior officers, or employees or consultants of the Company.

Option/SAR Re-pricing

Since the beginning of the Company's most recently completed financial year, no options or SARs were re-priced.

Defined Benefit or Actuarial Plans

Neither the Company nor any of its subsidiaries currently has a defined benefit or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

Other Benefits

No remuneration was paid (other than the payments set out above and those made pursuant to the Canada Pension Plan or any other government plan similar to it and payments to be made for, or benefits to be received from, group life or accident insurance, group hospitalization or similar group benefits or payments) during the financial year ended February 28, 2005 to the directors and senior officers of the Company, as a group, directly or indirectly, by the Company or any of its subsidiaries pursuant to any existing plan or arrangement.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plan, contract or arrangement whereby any Named Executive Officer is entitled to receive payment of more than $100,000 in the event of that officer's resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a subsidiary or a change in the Named Executive Officer's responsibilities following such a change of control.

Employment Agreements/Management Contracts - Named Executive Officers

The Company entered into employment agreements dated May 01, 2004 (collectively, the "Employment Agreements") with its Named Executive Officers - Ms. Rani Gill, President, CFO and Chairperson, and Mr. Harj Gill, CEO and Corporate Secretary. Under the terms of the respective Employment Agreements, the Company agreed to pay Ms. Gill an annual salary of CDN$156,000, and Mr. Gill an annual salary of US$156,000 (collectively, the "Annual Base Salaries") payable monthly. The terms of each Employment Agreement provide that the Annual Base Salaries can be increased upon review by the Company's independent directors approximately every six months, and the agreements can be renegotiated from time to time. The Annual Base Salaries are exclusive of bonuses, benefits and other compensation which can be negotiated and approved by the Company Directors.  The Employment Agreements have a term of five years commencing May 01, 2004 and terminating May 01, 2009, and, thereafter, will automatically renew for subsequent terms, unless terminated in accordance with the terms of the respective Employment Agreement.

See also, "Composition of the Board of Directors", below.

Composition of the Compensation Committee/Board of Directors

The Company does not have a formal Compensation Committee, however, compensation is determined by the Board of Directors whereby the Independent directors approve compensation for the Executive Officers.  The independent directors are Jan Karnik,  Amarjit Mann, and Ranjodh Sahota.

Report on Executive Compensation

It is the responsibility of the Board of Directors with approval from the Independent Directors to determine and administer the compensation policies and levels for the Company's executive officers. The Board of Directors meets as required and its recommendations are submitted to the Independent Board members for approval. The Independent Directors:

1.

Reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance in light of those goals and objectives and recommends and approves the CEO's compensation level based on this evaluation. In determining current and future bonuses and any other long-term incentive component of the CEO's and CFO''s compensation, the Independent Directors may consider the Company's performance and relative shareholder return, the value of similar incentive awards to CEO's and CFO's at comparable companies, the awards given to the CEO and CFO in past years, contributions made by the CEO and CFO and personal opportunities lost, personal guarantees offered, and funds expended personally which has not been reimbursed by the company, in efforts to assist company and move company forward and other factors that the Independent Directors deem appropriate in connection with its review.

2.

Interprets, implements, administers, reviews and approves remuneration of the Company's Executive Officers and other key officers, including their participation in incentive compensation plans and equity-based compensation plans.

3.

Makes recommendations and approves the compensation of non-employee directors, including their participating in incentive compensation plans and equity-based compensation plans.

4.

Develops and recommends to the Board which recommends to the Company's shareholders (to the extent shareholder approval is required by any applicable law or regulation) for their approval of all stock ownership, stock option and other equity- based compensation plans of the Company, and all related policies and programs. In addition, the Independent Directors recommend to the Board which recommends to the Company's shareholders (to the extent shareholder approval is required by any applicable law or regulation) for their approval all equity-based compensation plans with respect to non-employee directors, and all related policies and programs.

5.

The Independent Directors monitor compliance by the Company and any recipients of stock, stock options or other equity awards under the Company's equity-based compensation plans (such as any policy that requires officers or directors to own Common Shares).

The total compensation plan for executive officers is comprised of the following components: base salary and other benefits, a bonus incentive program and stock options. In determining an executive officer's compensation the Independent Directors try to ensure that incentive compensation, such as bonuses and stock options, is structured to ensure that each officer's personal interests are aligned with those of the shareholders. The Independent Directors have undertaken a review of executive compensation within the home healthcare industry generally, within the Company's peer group within the home healthcare industry as well as within companies of a similar size (as measured by market capitalization) within both Canada and the United States. As a result, the Independent Directors have recommended to the Board certain compensation benchmarks.

The Independent Directors concluded that base salaries should be at levels substantially similar to the comparison group. In establishing base salaries, the Independent Directors review general market salary levels for individuals in positions with similar responsibilities and experience, with the objective of setting base salaries for the Company's executive officers consistent with those found in the marketplace. On an individual basis, base salaries are established by taking into account individual performance and experience as compared to those individuals in the comparison group. In order to ensure the attraction, motivation and retention of key executives, base salaries are reviewed during the year and negotiation are implemented with the executive officers in a manner the Independent Directors deem appropriate.  The Independent Directors during the year have concluded that the current compensation paid to the officers and directors of the company are below industry standards but the Independent Directors have determined not to implement any increase for the moment.  The Independent Directors will conduct periodic reviews to ensure that if the Committee deems it necessary or helpful to the Company, the Independent Directors will attempt to negotiate increases in compensation for directors and officers to ensure that compensation meets industry comparisons.

All Named Executive Officers have the right to receive salary enhancement in the form of bonuses. The eligibility of the Named Executive Officers to receive such incentive bonuses are subject to the Company's attainment of strategic, operational and financial goals for the calendar year. The Company has achieved many of its strategic and operational and financial goals but believes it suffered damages from the TSX Venture Exchange and continues to attempt to recover from these damages.  The Company has been assisted greatly by the personal efforts of the CEO and CFO and the directors of the Company.  Compensation in the future and any awards, if any, are based on a comparison of executive and Company target objectives for the year, with actual individual performance and Company financial performance during the same period, as well as the any unrecognized efforts made by the Officers to assist the company in its goals.

The Company has a Stock Option Plan which is intended to advance the interests of the Company and its subsidiaries by: aligning the interests of Named Executive Officers and employees with those of the Company's shareholders, providing eligible participants with a propriety interest in the growth and performance of the Company; and attracting, motivating and retaining selected key officers, employees, directors and third party consultants. The Independent Directors review and recommend to the board all option grants, taking into account the amount and terms of outstanding options, SARs, shares and units.  No options have been issued to date and is below industry standards.

Chief Executive Officer Compensation

The compensation package of the Chief Executive Officer and President is recommended and approved by the Independent Directors.  The Chief Executive Officer's, and President's compensation package consists of Base Salary, Annual Incentives and Long-Term Incentives as described above.  As described above, the Company targets a mid-level of compensation for each component as well as for total compensation with reference to the same comparison group of companies in closely related industries in the U.S. and Canada.

In establishing the Chief Executive Officer's and President's base salary for a given year, the Compensation Committee takes into account Mr. Gill's and Ms. Gill's contribution in terms of leadership in the management of the Company as well as the scope and size of the Company's operations, and personal sacrifices including personal guarantees, loans offered to the company. The Company also considers the level of corporate performance achieved in the prior year as well as the expected level of performance for the current year in establishing the Chief Executive Officer's and President's base salary for a given year.

Based on the continued efforts to improve the Company's ability to increase revenues, expansion of distribution of products, US growth targets, and new business ventures, as well as the continued execution of the Company's marketing and acquisition strategies, the Board of Directors believes that Mr. Gill as Chief Executive Officer and Ms. Gill, as President continue to achieve their goals for the Company and, as a result, they have earned their compensation.  It is the Company's belief that the compensation paid to date does not fully reflect the contributions made by Mr. Gill and Ms. Gill to assist the Company, however, no increase in compensation has been approved or negotiated by the Independent Directors at this time.

Compensation of Directors

Directors' Fees: During the most recently completed financial year, the Company has not paid any Director's fees.

Stock Options

During the fiscal year, no incentive stock options were granted to the Company's directors, employees or consultants.

STATEMENT OF CORPORATE GOVERNANCE

The Financial Industry in 2005 has proposed guidelines for effective corporate governance. The guidelines are not mandatory and the TSE Report referencing these guidelines recognizes that the unique characteristics of individual corporations will result in varying degrees of compliance with the guidelines. In its disclosure the company must describe its system of corporate governance with reference to the proposed guidelines.

This disclosure has been approved by the Board of Directors.

Mandate of the Board of Directors

The Company's Board of Directors is ultimately responsible for supervising the management of the business and affairs of the Company and acting in the best interests of the Company.  The Board of Directors of the Company discharges its responsibility directly and through an Audit Committee.  The Board of Directors of the Company meets regularly to review the business operations and corporate governance and financial results of the Company.  Meetings of the Board of Directors of the Company include regular meetings with management to discuss specific aspects of the operations of the Company.

Prior Approvals by the Board of Directors

The Board of Directors considers that certain decisions are sufficiently important that management should attempt to seek prior approval of the Board of Directors. Strategic plans, annual capital and operation budgets, the annual meeting material, major acquisition and disposition transactions, major financing transactions involving the issuance of common shares or debt securities, major banking relationships, dividends, long term contracts with significant cumulative financial commitments, benefit plans, stock option plans, issuance of stock options, major capital expenditures, appointment of officers and succession planning are all reviewed by the Board of Directors and as appropriate are subject to Board approval.

Composition of the Board of Directors

Currently the Board of Directors of the Company consists of five persons, of which three are unrelated, being Jan Karnik, Amarjit Mann, and Ranjodh Sahota.  An "unrelated" director, under the TSE Report, is a director who is independent of management and is free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with the business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. Ms. Rani Gill, who is President, and Mr. Harj Gill who is the Chief Executive Officer of the Company, are spouses and related directors. Jan Kanik, Amarjit Mann, and Ranjodh Sahota are unrelated and therefore considered as Independent Directors, in that they are not employed by the Company, have not entered into material contracts with the Company and do not receive remuneration from the Company in excess of directors' fees.

Representation of Shareholders

Rani Gill is a "significant shareholder" within the meaning of the TSE Corporate Governance Guidelines. The Company believes that the investment of all shareholders in the Company is fairly reflected in the composition of the Board of Directors of the Company since three of the five directors are unrelated to the Company.

Independence of the Board from Management

The Company's corporate governance structure separates the offices of the Chief Executive Officer and President of the Company..  The Board of Directors believes this separation is helpful in promoting good corporate governance and the ability of the Board of Directors of the Company to act independently of management.  Rani Gill is the Chairperson of the Board of Directors and President, and CFO, while Harj Gill is the Chief Executive Officer and Corporate Secretary of the Company.

Size of the Board

The Board of Directors from time to time considers whether the current size and make-up of the Board of Directors promotes effectiveness and efficiency.  The Board of Directors believes it currently does promote effectiveness and efficiency.

Committees of the Board of Directors

The Board of Directors has one committee: an Audit Committee, consisting of four directors, of which three members are unrelated.  The Board of Directors does not feel that it would be of any benefit at this time to create the extensive committee infrastructure outlined in the TSE Report. The Board of Directors believes that such guidelines are of little benefit considering that the Company is a growth oriented enterprise and has yet to retain significant earnings.  Given the size and composition of the Board of Directors, the Board of Directors prefers to deal with corporate governance matters, board nominating functions and compensation matters as a whole, with Compensation Matters ultimately approved by the Independent Directors, while retaining the spirit and intent of the TSE Guidelines.

Audit Committee

The Audit Committee reviews and monitors the financial reporting process on behalf of the Board of Directors.  The Audit Committee is responsible for reviewing the Company's financial statements with management and with the external auditors. It is also responsible to review accounting policies and procedures, as well as internal controls over the Company's assets and to meet with the external auditors to review the results of their audit.  The Audit Committee reviews the annual financial statements and recommends their approval to the Board of Directors.  The members of the Audit Committee are Jan Karnik, Amarjit Mann, Ranjodh Sahota and Rani Gill.

Director Recruitment, Education and Effectiveness

For the same reasons that the Board of Directors has not adopted the extensive committee infrastructure outlined in the TSE Report, the Board of Directors has not yet adopted a formal process for nominating, educating or evaluating directors nor for evaluating the Board of Directors, Audit Committee and Compensation Committee effectiveness.

Shareholder Communication

The Company communicates regularly with its shareholders.  The Company during the year had retained Investment Relations firms to assist with Shareholder inquiries.  Shareholder inquiries are responded to promptly by the appropriate individual within the Company.

Expectations of Senior Management

The Board of Directors looks to management to be responsible for the efficient management of the business and affairs of the Company within the strategic framework set by the Board of Directors. It does not seek to be involved in the direct day-to-day functioning of the Company. The Board of Directors is involved in monitoring and assessing senior management through its regular contact with the management team, most of whom participate in presentations to the Board of Directors at regularly scheduled and impromptu meetings.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER COMPENSATION PLANS

As of the Company's most recently completed financial year no securities have been authorized for issuance under equity compensation plans.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Company, or any proposed nominee for election as a director of the Company, or any associate of any such director, officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.  However, the company is substantially indebted to executive officers of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this information circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed director has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction that, in either case, has materially affected or would materially affect the Company or any of its subsidiaries, excepting for any interest arising from the ownership of shares.

Resolutions before Shareholders:

1)

Increase of Shares

In order to provide the directors of the Company with flexibility regarding future financing and to save the Company the cost of holding an extraordinary general meeting to approve a specific financing, the shareholders of the Company will be requested at the Meeting to pass the following resolution, which requires an affirmative vote of a simple majority of the votes cast by holders of common shares at the Meeting:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, WITH OR WITHOUT AMENDMENT, THAT the issuance by the Company in one or more private placements of such number of securities that would result in the Company issuing or making issuable a number of common shares aggregating greater than 25% and up to an amount limited by the securities act, which may be 100% or greater of the number of issued and outstanding common shares which are outstanding prior to giving effect to such transactions, as more particularly described in and subject to the restrictions described in this Information Circular, be approved."

Adoption of New Articles under the Business Corporations Act (British Columbia)

On March 29, 2004, British Columbia adopted the new Business Corporations Act to replace the existing Company Act. There are a number of differences between the Business Corporations Act and the old Company Act which include changes requested by the business community to make the laws governing British Columbia corporations more consistent with other Canadian and U.S. jurisdictions and to provide shareholders greater choice of effective governance structures. To take full advantage of the legislative opportunities offered by the new Business Corporations Act, management and the Board of Directors have reviewed the current articles of the Company and the new Business Corporations Act to determine what changes, if any, can provide a benefit to the Company and its shareholders. As a result of that review, management and the Board of Directors believe that it would be in the best interests of the Company to do the following:

- remove pre-existing company provisions that apply to the Company that relate to restrictions contained in the Company Act and that are no longer required under the new Business Corporations Act;

- alter its authorized capital structure to take advantage of the new Business Corporations Act and implement capital structure changes as recommended by Company Legal Counsel and the Board, in the future.

- adopt a new set of articles (the "New Articles") to replace its current articles (the "Existing Articles").

Under the new Business Corporations Act, every company incorporated under the Company Act must complete a mandatory transition rollover under the new Business Corporations Act to substitute a Notice of Articles for its Memorandum within two years of March 29, 2004.  The only information contained in the Notice of Articles is the authorized share structure of the Company, the name of the Company, the address of the registered and records office of the Company and the names and addresses of the directors of the Company.  The Company cannot alter its current articles to take advantage of many of the new provisions contained in the new Business Corporations Act until it has completed the mandatory transition rollover.  Under the new Business Corporations Act, the directors of the Company are permitted to approve and complete the mandatory transition rollover, and as a result, the Company anticipates completing this mandatory transition after the mailing of this Circular.

2)

Removal of Pre-existing Company Provisions

As a pre-existing company under the old Company Act, the Company is subject to provisions contained in the new Business Corporations Act called the "Pre-Existing Company Provisions" or "PCPs". Under the new Business Corporations Act, the Company has the option of no longer being subject to these PCPs, if shareholders approve this change.  Given the Company's status as a public company and the provisions of its proposed New Articles, only one provision of the PCPs would apply to the Company following the completion of its transition under the new Business Corporations Act.  Under that provision, as formerly stipulated under the old Company Act, if a company offers to purchase any of its own shares, it must extend the offer on a proportionate basis to all shareholders holding the same class or series of shares that are subject to the offer, subject to certain exceptions.

The new Business Corporations Act does not contain a similar provision. While the exceptions to this proportionate purchase requirement will, in the vast majority of cases, allow the Company to purchase its shares without having to extend the offer to purchase to all shareholders holding those shares, management believes that this requirement may be overly restrictive in future transactions, where the ability to purchase some, but not all, of its shares from shareholders may be necessary or desirable. Accordingly, if shareholders approve the removal of the application of the PCPs, this requirement will no longer apply to the Company.

The PCPs also maintain the requirement under the old Company Act that three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for the resolution to be passed Under the new Business Corporations Act, with shareholder approval, the Company may reduce the level of approval for special resolutions to two-thirds of the votes cast at a general meeting. Management considers the two-thirds approval threshold to be most appropriate for fundamental changes requiring approval by special resolution given its prevalence under most Business Corporations Acts. Accordingly, the proposed New Articles contain provisions that will adopt this level of approval for special resolutions.

In order to take full advantage of the flexibility offered by the. new Business Corporations Act, management believes that it would be in the best interests of the Company to remove the application of the PCPs. In order to remove the application of the PCPs, shareholders of the Company will be asked to pass a special resolution in the following terms:

"WHEREAS the Notice of Articles of the Company contains a statement that the Pre-existing Company Provisions (being those provisions set out in Table 3 of the Business Corporations Regulation under the Business Corporations Act) apply to the Company; .

AND WHEREAS it is expedient for the Company to alter its Notice of Articles to remove the application of the Pre-existing Company Provisions or any other provisions;

RESOLVED, AS A SPECIAL RESOLUTION, THAT the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions as approved in the future by the Board of Directors.  The Board of Directors may alter the Notice of Articles as it deems necessary."

A special resolution requires that three-quarters of the votes cast for the resolution are in favour of the resolution.

3)

Approval to have discretion for Consolidation

The authorized share capital of AMS consists of 500,000,000 shares divided into 300,000,000 common shares without par value and 200,000,000 Preference Shares without par.  The Management believes that in order to provide the directors of the Company with flexibility regarding future financing and to save the Company the cost of holding an extraordinary general meeting to approve a specific financing, the shareholders of the Company will be requested at the Meeting to pass the following resolution, which requires an affirmative vote of three quarters of the votes cast by holders of common shares at the Meeting.   Shareholders of the Company will be asked to pass a special resolution in the following terms:

"RESOLVED AS A SPECIAL RESOLUTION that all issued and fully paid common shares without par value in the capital of the Company be consolidated on the basis that every [10] common shares before consolidation be consolidated into one (1) common share, or such other consolidation ratio, not to exceed 10:1, approved by the directors.  And where the effect of a consolidation renders information contained in company's articles and/or notice of articles incorrect or incomplete, then the articles and/or the notice of articles be altered to reflect the change.  If the Company is required to change its name to effect this consolidation, the board is authorized to select and change the name of the Company as it may be deemed necessary."

A special resolution requires that three-quarters of the votes cast for the resolution are in favour of the resolution.

4)

Alteration to Authorized Share Structure

Management further believes that removing the specific number limits for the Company's authorized share capital will be of benefit to the Company and its shareholders for the purposes of any future acquisition transactions that may require the issuance of additional common shares, and to ensure that there is always a sufficient number of common shares available for the operation of any future shareholder rights plan, should one be adopted by shareholders. As such, management is proposing that the Notice of Articles be amended to reflect that the Company authorizes an unlimited number of shares.

Shareholders of the Company will be asked to pass a special resolution in the following terms:

"RESOLVED AS A SPECIAL RESOLUTION that:

1.

the maximum number of shares which the Company is authorized to issue be eliminated, and

2.

the Notice of Articles of the Company be altered accordingly."

A special resolution requires that three-quarters of the votes cast for the resolution are in favour of the resolution.

5)

Approval of New Articles

In reviewing the Company's Existing Articles to determine what changes are necessary as a result of the new Business Corporations Act, management and the Board of Directors have sought to modernize the Company's governing rules and to provide a more effective governance structure, while maintaining as many of the existing governing provisions as possible. As a result, many of the changes to the Existing Articles that will be contained in the New Articles will not reflect substantive changes to the content of the Articles. Rather, the proposed changes reflect the adoption of terminology or provisions that are mandated by the new Business Corporations Act.   The New Articles can be viewed in the future when the Company has filed the New Articles with the appropriate regulatory authorities once finalized.  In order to adopt the preparation and approval of the New Articles, including all of the changes discussed in this Circular, shareholders of the Company will be asked to pass a special resolution in the following terms:

"RESOLVED, AS A SPECIAL RESOLUTION, that the Articles of the Company be deleted and cancelled and changed as approved by the directors in the future, including the special rights and restrictions contained therein, be created and adopted as the Articles of the Company in substitution for the existing Articles."

A special resolution requires that three-quarters of the votes cast for the resolution are in favour of the resolution.

6)

Change the Year End Date for the Company

The Company believes that it would be better for the Company if the Annual Year End Date of the Company would be in the Fall or Early Winter of each year.  Historically the Company's business peak season is in the Spring and Summer of each year.  The Company wishes to conduct the audit during the slower season.  Shareholders of the Company will be asked to pass a special resolution in the following terms:

"RESOLVED AS A SPECIAL RESOLUTION that:

1.

The Board of Directors be provided the discretion to change the Year End date for filing of the Year End Statements to a date that the Board determines is best for its business cycle.

2.

If necessary, the Notice of Articles of the Company be altered accordingly."

A special resolution requires that three-quarters of the votes cast for the resolution are in favour of the resolution.

7)

Removal of Shares from Escrow

The Company has been advised that the TSX Venture shall consent to the release of the remaining shares under Escrow held by the company and that they be released to the holder of these Shares with disinterested shareholder approval.  Shareholders of the Company will be asked to pass a special resolution in the following terms:

"RESOLVED AS A SPECIAL RESOLUTION that:

1.

The Board of Directors be provided the discretion to release from Escrow all remaining shares currently held in Escrow and also to have the authority to release from Escrow any subsequent or future shares to be held in Escrow.

2.

The Notice of Articles of the Company be altered accordingly.

A special resolution requires that three-quarters of the votes cast for the resolution are in favor of the resolution.

8)

To approve all acts of the Executive Officers and Board of Directors

The Company believes that the Board and the Management of the company have acted and made decisions that have been in the company's best interests.  As such Shareholders of the Company will be asked to pass a ordinary resolution in the following terms:

"RESOLVED AS A ORDINARY RESOLUTION that:

The Board of Directors of the Company and the Executive Officers of the Company have acted and made decisions in the company's best interests and the Shareholders have approved all of the acts and decisions of the Board of Directors and Executive Officers.

The contents of this information circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors of the Company.

By Order of the Board of Directors of AMS Homecare Inc..

"Rani Gill"

"Harj Gill"

Ms. Rani Gill

Mr. Harj Gill

President

Chief Executive Officer

AMS HOMECARE INC.

Corporate Directory

Corporate Head Office:

1360 - Cliveden Avenue

Delta, B.C.

Canada V3M 6K2

Tel: (604) 273-5173

Fax: (604) 273-9312

Email:  ir@amshomecare.com

Website: www.amshomecare.com

Directors and Senior Management:

Ms. Rani Gill - Director and President

Mr. Harj Gill - Director and CEO

Mr. Jan Karnik - Director

Mr. Amarjit Mann - Director

Mr. Ranjodh Sahota - Director

Transfer Agent and Registrar:

Computershare Trust Company of Canada, Vancouver, B.C.

Auditors:

HLB Cinnamon Jang Willoughby, Chartered Accountants, Burnaby, B.C.

Trading Market:

OTCBB

Symbol:

AHCKF:OTCBB

2005 Annual General & Special Meeting:

Date: July 29, 2005

Time: 10AM

Location: 1360 Cliveden Avenue

Delta, B.C. V3M 6K2

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

AMS HOMECARE INC.

TO BE HELD AT

the offices of the Company

1360 Cliveden Avenue, Delta B.C., V3M 6K2

ON  29, July, 2005, AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Mr. Harj Gill, a Director of the Company, or failing this person, Ms. Rani Gill, a Director of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at 5
		For	Withhold
2.	To elect as Director, Rani Gill
3.	To elect as Director, Harj Gill
4.	To elect as Director, Jan Karnik
5.	To elect as Director, Amarjit Mann
6.	To elect as Director, Ranjodh Sahota

8.	To appoint HLB Cinnamon Jang Willoughby, Chartered Accountants as Auditors of the Company
		For	Against
9.	To authorize the Directors to fix the auditors' remuneration
10.	Increase of Shares
11.	Removal of Pre-existing Company Provisions
12.	Approval to have discretion for Consolidation
13.	Alteration of Authorized Share Structure
14.	Approval of New Articles
15.	Change the Year End Date for the Company
16.	Removal of Shares from Escrow
17.	To approve all acts of the Executive Officers and Board Managment
18.	To transact such other business as may properly come before the Meeting

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED .

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada..

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Dept.  100 University Avenue 9th Floor

 Toronto Ontario M5J 2Y1

Fax:  Within North American:  1-866-249-7775  Outside North America:  (416) 263-9524

SUPPLEMENTAL MAILING LIST RETURN CARD

To registered and non - registered shareholders: National Policy 41 provides shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly financial statements of the company. If you wish to receive such statements, please complete and return this form to:

AMS HOMECARE INC.

1360 - Cliveden Avenue

 Delta, BC V3M 6K2

Name:                                  _______________________________________________________________________

(Please print name exactly as registered on your proxy or mailing information)

Address:

______________________________________________________________________

Postal Code:

___________________________

Signature:

______________________________________________________

I certify that I am a shareholder of AMS HOMECARE INC

Dated:

_________________________________________________

AMS Homecare Inc.

Consolidated

Financial Statements

(expressed in Canadian dollars)

February 28, 2005, 2004 and 2003

AMS Homecare Inc.

Consolidated Financial Statements

(expressed in Canadian dollars)

Years Ended February 28, 2005, 2004 and 2003

Contents

Page

Auditors' Report

1

Consolidated Balance Sheets

2

Consolidated Statements of Earnings

3

Consolidated Statements of Shareholders' Equity

4

Consolidated Statements of Cash Flows

5

Notes to the Consolidated Financial Statements

6-20

AMS Homecare Inc.

Consolidated Balance Sheets

(expressed in Canadian dollars)

As at February 28

2005

2004

Assets
Current
Receivables	$696,559	$623,701
Inventories	1,597,050	999,303
Prepaids	128,429	106,581
	2,422,038	1,729,585

Plant and equipment (Note 4)	55,035	49,580

Intangible assets (Note 5)	92,828	74,001

	$2,569,901	$1,853,166

Liabilities
Current
Bank demand loan (Note 6)	$1,153,526	$779,491
Payables and accruals	166,982	157,425
Current portion of long-term debt (Note 7)	103,295	45,795
Income taxes payable	20,000	1,200
	1,443,803	983,911

Long-term debt (Note 7)	304,429	161,694

Due to shareholders (Note 8)	501,607	442,257

	2,249,839	1,587,862

Shareholders' Equity
Capital stock (Note 9)	110,400	75,400
Retained earnings	209,662	189,904

	320,062	265,304

	$2,569,901	$1,853,166

Commitments (Note 12, 13 & 16)

Contingencies (Note 17)

Approved on behalf of the Board

     "Jan Karnik"     Director

"Rani Gill"     Director

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Consolidated Statements of Earnings

(expressed in Canadian dollars)

For the Years Ended February 28,

2005                            2004                    2003

Sales	$5,470,434	$4,394,857	$2,691,777

Cost of sales	3,308,861	2,741,246	1,729,701

Gross profit	2,161,573	1,653,611	962,076

Expenses

Selling
Advertising and promotion	133,619	54,706	81,871
Communication	39,300	37,075	25,184
Freight and delivery	115,477	78,761	55,140
Salaries and benefits	442,863	292,544	216,452
Stationery and supplies	12,316	14,804	10,031
Travel	84,394	75,624	58,225
	827,969	553,514	446,903
General
Bad debts	51,301	19,051	8,234
Amortization	48,673	41,436	21,310
Insurance	49,595	32,446	44,594
Interest and bank charges	160,513	141,015	59,662
Occupancy	163,350	152,639	93,795
Office and supplies	70,605	33,405	20,244
Professional fees	171,453	124,636	161,275
Public relations	105,701	8,050	33,000
Salaries and benefits	419,940	231,719	260,987
Transfer agent and regulatory	26,448	18,393	23,345
Travel	27,467	43,365	14,160
	1,295,046	846,155	740,606

Total expenses	2,123,015	1,399,669	1,187,509

Income (loss) before other income and income taxes	38,558	253,942	(225,433)

Other income	-	2,983	-

Earnings (loss) before income taxes	38,558	256,925	(225,433)

Income taxes (Note 10)	18,800	1,200	12,000

Net earnings (loss)	$19,758	$255,725	$(237,433)

Weighted average common shares outstanding	46,632,453	46,398,891	45,645,101

Earnings (loss) per share, basic and fully diluted	$0.01	$0.01	$(0.01)

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Consolidated Statements of Shareholders' Equity

(expressed in Canadian dollars)

Years Ended February 28, 2005, 2004 and 2003

	Common Shares Issued
	Number of Shares	Amount	Retained Earnings	Total

Balance, February 28, 2002	43,965,558	400	171,612	172,012

Issue of shares for finder's fee (Note 3)	1,750,000	-	-	-

Issue of units for cash (Note 9 (a))	250,000	25,000	-	25,000

Conversion of warrants into common shares (Note 9 (b))	100,000	-	-	-

Issue of units for cash (Note 9 (c))	333,333	50,000	-	50,000

Net loss, year ended February 28, 2003	-	-	(237,433)	(237,433)

Balance, February 28, 2003	46,398,891	75,400	(65,821)	9,579

Net earnings, year ended February 29, 2004	-	-	255,725	255,725

Balance, February 29, 2004	46,398,891	$75,400	$189,904	$265,304

Conversion of warrants into common shares (Note 9 (d))	250,000	35,000	-	35,000

Net earnings, year ended February 28, 2005	-	-	19,758	19,758

Balance, February 28, 2005
	46,648,891	$110,400	$209,662	$320,062

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

For the Years Ended February 28,

2005                         2004                    2003

Cash derived from (applied to)

Operating
Net earnings (loss)	$19,758	$255,725	$(237,433)
Amortization	48,673	41,436	21,310
Loss (gain) on sale of capital assets	2,031	(1,424)	-
Changes in non-cash operating working capital (Note 11)	(664,096)	(675,573)	(148,902)
	(593,634)	(379,836)	(365,025)
Financing
Bank demand loan	374,035	375,356	16,747
Proceeds from long-term debt	250,000	-	247,027
Repayment of long-term debt	(49,765)	(39,538)	-
Advances from shareholders	59,350	89,862	100,000
Capital stock issued	35,000	-	75,000
	668,620	425,680	438,774

Investing
Purchase of equipment	(27,893)	(35,765)	-
Proceeds from sale of equipment	-	17,017	-
Intangible assets	(47,093)	(27,096)	(73,905)
	(74,986)	(45,844)	(73,905)

Net decrease in cash	-	-	(156)

Cash, beginning of year	-	-	156

Cash, end of year	$-	$-	$-

Supplemental cash flow information
Interest paid	$127,258	$105,885	$35,486

Taxes paid	$-	$-	$20,909

See accompanying notes to the consolidated financial statements.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2005, 2004 and 2003

1.

Operations

The company completed a reverse take-over on February 28, 2002.  The effect of this reverse take-over was that the former shareholders of 393231 B.C. Ltd. ("393231") and Ambassador Holdings Incorporated ("Ambassador") acquired control of Canoil Exploration Corporation (an inactive company) through a share-for-share exchange.  On March 14, 2002 the company changed its name to AMS Homecare Inc. ("AMS").

On June 7, 2002, the company acquired all of the issued and outstanding shares of AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.) ("AMS Canada") ) (Note 3)

Effective March 1, 2003, 393231, Ambassador, and Shoprider Canada were wound up into AMS Canada and as such, AMS Homecare currently has one active subsidiary, AMS Canada.  The company also has an inactive subsidiary, AMS Homecare USA Inc..

The company is a purveyor of mobility equipment, durable and disposable medical products, and patient monitoring technology with a head office in Delta, B.C. and branch locations in Ontario and Quebec.

2.

Summary of significant accounting policies

Basis of presentation

These consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries AMS Homecare Canada Inc. (formerly Three Kay Enterprises Inc.), 393231 B.C. Ltd., Ambassador Holdings Incorporated and Shoprider Canada Mobility Product Partnership.  The accounting principles used conform in all material respects to those generally accepted in the United States of America except as disclosed in Note 18.  All significant intercompany balances and transactions are eliminated on consolidation.

Use of estimates

Preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the year.  Actual results could differ from those reported.

Revenue recognition

The company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2005, 2004 and 2003

2.

Summary of significant accounting policies, (Continued)

Research and product development

Research costs are expensed as incurred.  Product development costs are expensed as incurred except when the costs associated with the process are clearly identifiable, the Company has indicated its intention to use the process, and funding for continued development is available.  In these circumstances, the costs are deferred and amortized on a systematic basis once the Company has commenced selling the developed product.  Should the conditions for deferral cease to exist, such deferred costs are charged as a period expense.

Inventories

Inventories, which are predominately finished goods, are valued at the lower of cost and net realizable value.  Cost is determined using a weighted moving average calculation method.

Plant and equipment

Plant and equipment assets are recorded at cost less accumulated amortization, and amortization is calculated on the declining balance method at the following rates:

Automobile

30%

Office furniture and equipment

20%

Warehouse equipment

30%

Leasehold improvements

20%

Computer hardware

30%

Computer software

50%

Distribution rights

The distribution rights acquired in the Three Kay Enterprises Inc. asset acquisition (Note 3) have been capitalized and will be amortized over the term of the distribution agreement which is five years.  Management assesses these distribution rights for impairment at each balance sheet date and will record an impairment adjustment in the period in which such a write-down is warranted.

Trademarks and patents

Trademarks consist of legal fees incurred to register certain corporate trademarks. These trademarks are amortized over 60 months on a straight-line basis.  Patented technologies are amortized over 180 months on a straight-line basis.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2005, 2004 and 2003

2.

Summary of significant accounting policies, (Continued)

Financing costs

The financing costs are amortized over the term of the loan on a straight-line basis.

Intellectual property

Intellectual property is to be amortized over ten years on a straight-line basis.  The company will review the property for impairment in its value and will record an impairment adjustment in the year in which such a write-down is identified.

Foreign currency

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates.

Revenues and expenses are translated at average monthly rates for the month in which the transactions occurred.  Any resulting gains or losses are included in earnings (loss) for the year.

Income taxes

The company follows the liability method of accounting for income taxes based on the accounting recommendations issued by the Canadian Institute of Chartered Accountants.  Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result from unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the uncertainty that the assets will be realized.

Earnings (loss) per share

Earnings (loss) per share are calculated using the weighted average number of shares outstanding.  There were no unexercised warrants as at February 28, 2005.  Warrants totaling 250,000 convertible into 250,000 common shares are not reflected in calculating earnings per share for the year ended February 29, 2004 and loss per share for the year ended February 28, 2003 as the effect would be anti-dilutive.

Statement of cash flows

For the purpose of the statement of cash flows, the company considers cash on hand balances with banks and highly liquid temporary money market instruments with original maturities of three months or less as cash or cash equivalents.  Bank borrowings are considered to be financing activities.

Stock-based compensation

The company has a stock-based compensation plan as described in note 9.  In accordance with the new recommendations of the CICA for accounting for stock-based compensation, the company has adopted the fair value method of accounting for stock-based compensation.  As no stock options were issued during the years ended February 28, 2005 and 2004, the application of this new standard has no material impact on the results of the operations and financial position of the company or the related financial disclosure.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 29, 2004, 2003 and 2002

3.

Acquisition

Reverse take-over

On February 28, 2002, the company acquired the business of Shoprider Canada by acquiring all of the issued and outstanding shares of 393231 and Ambassador.  As a result of this transaction, 393231 and Ambassador became wholly-owned subsidiaries of the company, and the former shareholders of 393231 and Ambassador in turn own the majority of the issued and outstanding shares of the company.  The transaction is therefore a reverse take-over and has been accounted for by the purchase method, with the combined entity consisting of 393231, Ambassador and Shoprider Canada being the acquirer for accounting purposes.  This acquisition has been recorded at the book value of the accounting acquiree (the company) on the acquisition date.  The net liabilities assumed by this combined entity in this reverse take-over were:

Assets acquired
Cash	$88
Other current assets	16,508
Property and equipment	3,505

20,101
Liabilities assumed
Payables and accruals	165,565

Net liabilities assumed	$(145,464)

Purchase price consists of:
30,000,000 common shares of AMS Homecare Inc.	$(205,415)
Acquisition costs	59,951

$(145,464)

A finder's fee of 1,750,000 of the company's common shares was authorized subsequent to February 28, 2002.  These shares were issued in June 2002 to the current CEO of the company.

All of the 30,000,000 common shares are escrowed pursuant to a Tier 2 Surplus Security Escrow Agreement and will be released from escrow evenly over a 72-month period. 1,500,000 shares will be released every six months for the first two years followed by 3,000,000 shares every six months for the four years following. The release of these shares from escrow is not subject to the verification of any representation and warranties. There are no conditions under which these shares will not be released from escrow other than the passage of time.  The TSX Venture Exchange has advised the company that upon shareholder approval, all of the shares can be released from escrow.  Shareholder approval will be requested at the next annual general meeting.

In addition, a further 10,000,000 common shares were allocated at closing for possible future issuance to the former shareholders of 393231 and Ambassador.  The 10,000,000 shares will be issued only in the event that Shoprider Canada's aggregate earnings before interest, income tax, depreciation and amortization ("EBITDA") for its two fiscal years ending February 28, 2003 and February 29, 2004 are $750,000.  In the event EBITDA for these two fiscal years is less than $750,000 but not less than $675,000, then a proportionate number of shares (between 9,000,000 and 10,000,000) will be issued.  In the event EBITDA for the two fiscal years is less than $675,000, none of the 10,000,000 allotted shares will be issued and all further rights to such allotted shares will be terminated.  The company did not attain this EBITDA target and consequently these shares will not be issued.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2005, 2004 and 2003

3.

Acquisition, (Continued)

Three Kay Enterprises Inc.

Pursuant to a Share Purchase Agreement entered into on June 7, 2002, the company acquired all the issued and outstanding shares of Three Kay Enterprises Inc. ("Three Kay").  Three Kay holds the exclusive North American distribution rights for certain medical products.  Under these distribution agreements, Three Kay must purchase a minimum of U.S. $100,000 of products in the first year with minimum purchases in subsequent years to be agreed on with the producers of the medical products.  This acquisition has been accounted for as an asset purchase.

The shares of Three Kay were purchased for $50,000 which the vendor reinvested in the company in consideration of the issuance of 333,333 of the company's common shares.  On February 10, 2003, Three Kay changed its name to AMS Homecare Canada Inc..

IER Systems

During the fiscal year ended February 29, 2004, the company purchased the assets of IER Systems, a business involved in the selling of wireless products and services relating to nursing call and emergency alert systems.

Assets acquired:
Inventory	$20,000
Plant and equipment	7,000
Intellectual property	3,000

Total	$30,000

These are included in the assets of the company as at February 29, 2004.  The purchase price of these assets was $30,000 in cash and $40,000 in share capital subject to certain criteria being met.  As at the balance sheet date, these criteria had not been met, and consequently the company will not be issuing these shares in respect of this purchase.

4.  Plant and equipment

			2005	2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$15,867	$6,426	$9,441	$13,487
Office furniture and equipment	34,315	25,596	8,719	11,514
Warehouse equipment	21,150	18,911	2,239	3,199
Leasehold improvements	-	-	-	-
Computer hardware and software	85,309	50,673	34,636	21,380

	$156,641	$101,606	$55,035	$49,580

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2005, 2004 and 2003

5.  Intangible assets

			2005	2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Distribution rights	$50,000	$25,000	$25,000	$35,000
Trademarks and patents	55,051	11,625	43,426	12,191
Financing costs	40,000	28,082	11,918	10,666
Intellectual property	3,042	304	2,738	3,042
Product development costs	13,102	3,356	9,746	13,102

	$161,195	$68,367	$92,828	$74,001

6.

Bank demand loan

The company has pledged certain of its assets as security for an operating line of credit consisting of direct demand loan borrowings and documentary letters of credit to a maximum of $1,750,000.  The demand loan bears interest at the Royal Bank prime rate plus 1% per annum for $1,300,000 and Royal Bank prime rate plus 2% for $450,000.  The security includes a first floating charge over all assets and an assignment of inventories. This facility contains certain covenants with respect to total liabilities to tangible net worth.  As at year-end, the company was in compliance with respect to these covenants.

7.  Long-term debt

	2005	2004
Loan of $250,000, interest at prime plus 10.5% per annum, repayable over 60 months in blended monthly payments of $6,146, due November 2007	$161,694	$207,489

Loan of $250,000, interest at floating base rate plus variance of 7.5% per annum, with the first principal payment of $3,970 on February 4, 2005, followed by 59 consecutive monthly instalments of $4,170 commencing on March 3, 2005, with the final payment on January 3, 2010.	$246,030	$-

	$407,724	$207,489

Less current portion	103,295	45,795

	$304,429	$161,694

These loans are secured by a general security agreement from the company in all present and after-acquired property subject to prior charges by the bank in addition to personal guarantees from the President and CEO and contain certain covenants with respect to tangible net worth, ratio of debt to tangible net worth, working capital ratio and ratio of current assets to current liabilities.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2005, 2004 and 2003

7.  Long-term debt, (Continued)

Principal repayments of the Long-term debt are as follows:

2006	$103,295
2007	111,856
2008	96,663
2009	50,040
2010	45,870

$407,724

8.

Due to shareholders

Advances received from shareholders are due on demand and are unsecured.  Shareholders have agreed not to demand repayment in advance of March 1, 2006.  The company agrees to pay/accrue interest of U.S. $2,800 per month to the shareholders, an effective interest rate of 8%.

9.

Capital stock

Authorized:

300,000,000 common shares without par value

200,000,000 preference shares without par value

Issued and Fully Paid:

46,648,891 Common Shares (2004:  46,398,891; and 2003:  46,398,891)

a)

During March 2002, the company completed a 250,000 unit, private placement raising $25,000.  Each unit consisted of one common share and one common share purchase warrant exercisable for two years at a price of $0.14 per unit.

b)

In April 2002, 100,000 special warrants were converted into the company's common shares.  These special warrants are included in the February 28, 2002 balance of 3,070,000 warrants and these special warrants entitled the holder to acquire, without consideration, one common share in the capital stock of the company.

c)

In August 2002, the company received proceeds for the issuance of 333,333 shares to the vendor of Three Kay Enterprises Inc.  These shares were issued in October 2002 (Note 3).

d)

On March 16, 2004, 250,000 warrants were converted into the company's common shares at a price of fourteen cents per share.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2005, 2004 and 2003

9.

Capital stock, (Continued)

Stock Options and Warrants:

The company has a stock option plan for officers, directors and employees.  The maximum number of options available for issuance is 8,777,811.  As at February 28, 2005, the options authorized as at February 28, 2003 were not issued and therefore are not granted.

Warrants

The continuity of share purchase warrants is as follows:

Expiry dates	Exercise price	Outstanding February 28, 2004	Issued	Expired/ Exercised	Outstanding February 28, 2005

March 24, 2004	$0.14	250,000	-	250,000	-
-	-	250,000	-	250,000	-

Share repurchase option

The company has an option solely at its discretion to repurchase 10,000,000 of the 30,000,000 common shares issued in connection with the reverse take-over disclosed in Note 3.  This option is exercisable in the event that the company's president voluntarily terminates her employment with the company in advance of February 28, 2006. The repurchase price is $0.10 per share and expires on February 28, 2006.

10.

Income taxes

The components of the future income tax assets and liabilities at February 28, 2005 and 2004 are as follows:

		2005		2004
Plant and equipment		$-		$2,500
Intangible assets		-		(1,000)
Non-capital losses		-		-
		-		1,500
Valuation allowance		-		(1,500)

	$	Nil	$	Nil

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2005, 2004 and 2003

10.

Income taxes, (Continued)

The following schedule reconciles the expected statutory tax provision with the tax provision recorded in these consolidated financial statements:

	2005	2004	2003

Net earnings (loss), before income taxes	$38,558	$256,925	$(225,433)

Effective tax rate	38%	38%	40%

Expected provision	$14,652	$97,632	$(90,173)
Utilization of non-capital losses	(4,755)	(106,320)	-
Late filing penalty	-	-	-
Temporary timing differences	8,903	9,888	15,250
Valuation allowance	-	-	86,923

	$18,800	$1,200	$12,000

11.

Changes in non-cash operating working capital

	2005	2004	2003

Receivables	$(72,858)	$(249,041)	$79,347
Inventories	(597,747)	(123,640)	(82,278)
Prepaids	(21,848)	(57,955)	(21,508)
Payables and accruals	9,557	(246,137)	(115,754)
Income taxes	18,800	1,200	(8,709)

	$(664,096)	$(675,573)	$(148,902)

12.

Operating Leases

The company is committed to operating leases for premises and vehicles.  Future minimum payments are as follows:

2006	$91,870
2007	92,143
2008	91,568
2009	14,947

$290,528

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2005, 2004 and 2003

13.

Commitments

(1)

On July 3, 2003, the company announced an agreement, subject to financing, to purchase a warehouse in the Eastern United States. The company has received a commitment for a bridging loan of U.S. $1,500,000, subject to certain conditions, from an international financing group to accomplish this.  As at February 28, 2005, the acquisition and the financing have not been closed.

(2)

The company has outstanding letters of credit for inventory in the amount of $278,934 as at February 28, 2005.

(3)

The company has entered into a new operating lease for its Ontario premises from March 2005 to April 2007. The annual basic rent is $21,210 for the first year and $22,271 for the second year.

14.

Financial instruments and risk management

Fair value

The company has various financial instruments including cash, receivables, payables and accruals, and long term debt.  It is not practicable to estimate the fair value of the amounts due from related parties or due to shareholders.  The fair value of all other financial instruments approximates their recorded amounts.

Credit risk

The company is subject to credit risk.  To mitigate this, the company actively manages and monitors its receivables and obtains security where warranted.

Foreign exchange risk

The company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars.  As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate.  AMS does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Interest rate risk

Interest on the company's bank indebtedness and long-term debt is variable based on the lenders' prime rates. This exposes the company to the risk of changing interest rates that may have an effect on its earnings in future periods.  The company does not use derivative instruments to reduce its exposure to interest rate risk.

15.

Economic dependence

Approximately 86% (February 29, 2004:  86%; February 28, 2003:  95%) of sales are from products provided by the company's largest supplier.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2005, 2004 and 2003

16.

Subsequent events:

Subsequent to year end:

a)

On March 11, 2005, the company announced that it had filed a Statement of Claim in British Columbia Supreme Court alleging the TSX Venture Exchange and certain of its employees acted deliberately to delay the company's reverse takeover (RTO) of Shoprider Canada Mobility Products between August 2000 and February 2002.

b)

On March 28, 2005, the company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elder care, medical offices and hospital markets in North America.  The terms of the agreement call for Wireless 2000 to deliver a commercial product to the company within one year.  The company will pay CDN$350,000 in total over this period for the exclusive distribution rights.  The company will also pay a 20% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold.

17.  Contingencies

A former employee is currently seeking a claim against the company for $250,000 for wrongful termination of employment contract.  The company is defending this action, but because legal proceedings are involved, settlement of the claim could be delayed for a prolonged period.  Management believes that the company will be successful in defending this claim and the company's legal counsel is currently in the process of filing a counterclaim against the employee.  At this point, no accrual for this contingency is recorded in these financial statements.

18.

Differences between Canadian and U.S. generally accepted accounting principles and practices

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America ("U.S. GAAP").  The differences between the Canadian and U.S. bases that affect these financial statements are as follows:

(1)

Under Canadian GAAP, product development costs are deferred and amortized on a systematic basis when the costs associated with the process are clearly identifiable, the company has indicated its intention to use the process and funding for continued development is available.  Under U.S. GAAP, such development costs are expensed as incurred.

(2)

Under U.S. GAAP, transaction costs related to a reverse-takeover are charged to equity only to the extent of the cash held by the accounting subsidiary.  All transaction costs incurred in excess of the cash acquired are charged to period expenses.  Under Canadian GAAP, such costs are charged to equity regardless of the accounting subsidiary's cash balance.

(4)

Under Canadian GAAP, the 1,750,000 shares issued as finders' fees to the husband of the company's president (Note 3) have been accounted for as a non-cash cost of the acquisition.  Under U.S. GAAP, this issuance would be recorded as an issuance of shares at an estimate of their fair value.  As the issuance of these shares was a cost of the acquisition in excess of the accounting subsidiary's cash on hand, their issuance has been expensed as a period expense under U.S. GAAP.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2005, 2004 and 2003

18.

Differences between Canadian and U.S. generally accepted accounting principles and practices,

(Continued)

Had the company followed U.S. GAAP, the effect on the financial statements of the company of the foregoing differences is set out below:

Balance sheet		2005	2004

Assets under Canadian GAAP		$2,569,901	$1,853,166

(1) Product development costs expensed under U.S. GAAP		(9,746)	(13,102)

Assets under U.S. GAAP		$2,560,155	$1,840,064

Shareholders' equity under Canadian GAAP		$320,062	$265,304

(1) Product development costs expensed under U.S. GAAP		(9,746)	(13,102)
(2) Adjustment to capital stock for acquisition costs
In excess of company acquired		-	-
(2) Acquisition costs in excess of cost of company
Acquired expensed		-	-
(3) Adjustment to capital stock for fair value of finders' fee shares issued		175,000	175,000
(3) Fair value of finder's fee shares expensed		(175,000)	(175,000)

Shareholders' (deficiency) equity under U.S. GAAP		$310,316	$252,202

Statements of operations	2005	2004	2003

Net earnings (loss) under Canadian GAAP	$19,758	$255,725	$(237,433)

(1) Product development costs expensed under U.S. GAAP	-	-	-
(2) Acquisition costs in excess of cash of company
Acquired expensed	-	-	-
(3) Fair value of finders' fee expensed	-	-	(175,000)

Net (loss) earnings under U.S. GAAP	$19,758	$255,725	$(412,433)

Weighted average common shares outstanding	46,632,453	46,398,891	45,645,101

Earnings (loss) per share, basic and fully diluted	$0.01	$0.01	$(0.01)

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2005, 2004 and 2003

18.

Differences between Canadian and U.S. generally accepted accounting principles and practices,

(Continued)

Statements of cash flows		2005		2004	2003

Operating under Canadian GAAP		$(593,634)		$(379,836)	$(365,025)

(1) Product development costs expensed under U.S. GAAP		-		-	-

Operating under U.S. GAAP		$(593,634)		$(379,836)	$(365,105)

Financing under Canadian and U.S. GAAP		$668,620		$425,680	$438,774

Investing under Canadian GAAP		$(74,986)		$(45,844)	$(73,825)

(1) Product development costs expensed under U.S. GAAP		-		-	-

Investing under U.S. GAAP		$(74,986)		$(45,844)	$(73,905)

Non-cash investing and financing transactions not included in cash flows
Compensation expense related to warrants under U.S. GAAP	$	Nil	$	Nil	$175,000

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations.  This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management's preliminary assessment of this statement is that it will not have a material impact on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Account for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value.  Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management's preliminary assessment of this statement is that it will not have a material impact on the company's financial position or results of operations.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2005, 2004 and 2003

18.

Differences between Canadian and U.S. generally accepted accounting principles and practices, (Continued)

Recent accounting pronouncements (Continued)

In November 2002, the Financial Accounting Standards Board reached a consensus on EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables.  The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003.  This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.  Specifically, EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one earnings process and, if it does, how to divide the arrangement into separate units of accounting consistent with the identified earning processes for revenue recognition purposes.  This issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Management's preliminary assessment of this statement is that it will not have a material impact on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123" (FAS 148).  The statement amends SFAS 123 "Accounting for Stock-Based Compensation:" (FAS  123) to provide alternative methods of voluntarily transition to the fair value based method of accounting for stock-based employee compensation.  FAS 148 also amends the disclosure requirement of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements.  The disclosure provisions will be effective for the company beginning with the company's quarter ended March 31, 2003. Management's preliminary assessment of this statement is that it will not have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003.  For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management's preliminary assessment of this statement is that it will not have a material impact on the Company's financial position or results of operations.

AMS Homecare Inc.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

For the Years Ended February 28, 2005, 2004 and 2003

18.

Differences between Canadian and U.S. generally accepted accounting principles and practices, (Continued)

Recent accounting pronouncements (Continued)

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities".  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities."  SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The provisions of SFAS 149 are required to be applied prospectively. Management's preliminary assessment of this statement is that it will not have a material impact on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity".  SFAS 150 requires that three classes of freestanding financial instruments that embody obligations for entities be classified as liabilities. Generally, SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Management's preliminary assessment of this statement is that it will not have a material impact on the Company's financial position or results of operations.

FORM 51-901F

ANNUAL REPORT

Incorporated as part of

______________ SCHEDULE A

_______X______ SCHEDULES B & C

ISSUERS DETAILS:

AMS Homecare Inc.

1360 Cliveden Avenue

Delta, B.C.  V3M 6K2

Telephone: (604) 273-5173

Fax:  (604) 273-9312

Contact Person :

Rani Gill

Contact's Position :

President & Director

Contact E-mail:

ranig@amshomecare.com

Contact Telephone Number:  (604) 273-5173, Loc. 109

For Year Ended :

February 28, 2005

Report Date :

June 9, 2005

CERTIFICATE :

The schedule(s) required to complete this annual report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the annual report will be provided to any shareholder who requests it. Please note that this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name :

"Rani Gill"

Date Signed :  June 9, 2005

Director Full Name :

"Jan Karnik"

Date Signed : June 9, 2005

Schedule "B"

AMS Homecare Inc.

Supplementary Information

1.

For the twelve month period ended February 28, 2005

a.

There were no deferred costs incurred during the twelve months ended February 28, 2005

b.

Selling, general and administrative costs - see Consolidated Statements of Operations

c.

Cost of sales of $3,308,861 consists of the landed cost of products sold during the twelve months ended February 28, 2005

2.

Related party transactions for twelve months ended February 28, 2005

No amounts were paid to related parties outside operations in the normal course of business.

3.

Securities issued and options granted for the twelve months ended February 28, 2005

See Note #9 of the Notes to the Consolidated Financial Statements and the Consolidated Statements of Shareholders' Equity

4.

Securities as at February 28, 2005

See Note #9 of the Notes to the Consolidated Financial Statements and the Consolidated Statements of Shareholders' Equity

5.

List of directors and officers

Rani Gill, Director & President

Harj Gill, Director & Secretary

Jan Karnik, Director

Amarjit S. Mann, Director

Ranjodh Sahota, Director

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2005

OVERVIEW

The following management's discussion and analysis (MD&A) has been prepared by management and focuses on key statistics from the February 28, 2005 consolidated financial statements and pertains to known risks and uncertainties.  This discussion should be read in conjunction with the company's audited consolidated financial statements for the years ended February 28, 2005 and February 29, 2004.  The matters set forth in this report are forward-looking, including statements with respect to expected growth and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in this report.  Readers are cautioned not to place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS

The company is principally in the business of outsourced manufacturing and distributing medical equipment, products and supplies appealing to the self-care base of the homecare sector, with an emphasis on providing assistive mobility devices and medical cushions that satisfy the growing needs of the aging North American population. At the present time the company is expanding its range of product offerings to cover a wide range of safety and daily living items. These also will include disposable medical products such as medicated swabs.  In addition to product offerings, the company has also entered into the business of selling and installing wireless products and services relating to nursing call and emergency alert systems.  The company's long-term goals for the business include continued expansion of product offerings and services and expansion into the United States.  The expansion plans into the United States will take the form of setting up chain of retail stores called "65 Plus" focused on serving the needs of the elderly and disabled.   To further improve competitiveness in the field of nursing call and emergency alert systems, the company has announced the signing of an agreement to acquire the distribution rights to Ultra Wideband (UWB) technology.  In order to achieve these goals, the company is attempting to complete financings previously announced and negotiate additional financings.  The company trades on the OTC Bulletin Board under the symbol (AHCKF).

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2005

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Selected Financial Information

	Feb. 28,	Feb. 29,	Feb. 28
Fiscal Year Ended	2005	2004	2003

Sales	$ 5,470,434	$ 4,394,857	$ 2,691,777

Earnings
(loss) before
income taxes	$ 38,558	$ 256,925	$ (225,433)

Per share -
Basic & diluted	$ 0.000	$ (0.001)	$ (0.001)

Total assets	$ 2,569,901	$ 1,853,166	$ 1,416,698

Long-term liabilities	$ 304,429	$ 161,694	$ 207,489

Net sales for the year ended February 28, 2005 increased by 24% to $5,470,434 as compared to $4,394,857 during the same period in 2004.  This increase of $1,075,577 from 2004 to 2005 as well as the increase of $1,703,080 from 2003 to 2004 is primarily due to higher volume of existing products and the addition of new products and services introduced during the year.    In July 2004, the company's bank credit facility with the Royal Bank of Canada was increased from $1,000,000 to $1,750,000.  With this increased credit facility, the company was able to increase inventory purchases and consequently generate higher sales from its existing products as well as diversify its product offerings and services.  Although the company was able to generate higher sales volume, it's sales growth and business plan that included expansion into the United States continues to be delayed as a result of the delays from the Reverse Takeover.  The increase in assets of $716,735 from 2004 to 2005 as well as the increase of $436,468 from 2003 to 2004 is primarily due to an increase in accounts receivable and inventory.  The company secured another long-term loan in the amount of $250,000 in September 2005 resulting in an increase in long-term liabilities in 2005.from crease in long-term debt from 2004 to 2005 is from

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2005

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations (continued)

Gross profit as a percentage of net sales increased to 39.5% in 2005 compared to 37.6% during the same period in 2004.  This increase in gross profit by  $507,962 or 30% is a result of higher sales, and higher margins for the new products and services as well as the increase in value of the Canadian dollar.

Selling expenses as a percentage of net sales were 15% for the year ended February 28, 2005 compared to 13% for the same period in 2004.  The overall dollar amount increased by $274,455 to $827,969 in 2005 compared to $553,514 for the same period a year ago.  This increase is comprised of higher advertising, freight and delivery, and salaries costs.  Advertising costs comprised of co-operative advertising with dealers, tradeshows, and brochures increased by $78,913 to $133,619 for the year ended February 28, 2005 compared to the same period a year ago.  Freight and delivery costs increased by $36,716 to $115,477 as a direct result of higher sales and the increased cost of fuel.  Salaries and benefits and travel costs increased by $159,089 due to the additional employees for nurse monitoring division.

General and administrative costs as a percentage of net sales for the twelve months ended February 28, 2005 were 24% compared to 19% in the previous year.  The overall dollar amount increased by $448,891 to $1,295,046 compared to $846,155 for the same period a year ago.  Amortization expense increased by $7,237 for the year ended February 28, 2005 compared to the previous year with the addition of new computer hardware and software.  Bad debts increased by $32,250 due to the write-off of accounts receivable from one customer.  Office and supplies increased by $37,200 for the year as a result of the new computer software program, internal server set-up and support, and donations.   Salaries and consulting costs increased by $188,221 for the year due to the approval of management contracts for the President and CEO in May 2004 and the addition of an administrative employee.  Public relations costs increased by $97,651 for the year ended February 28, 2005.  The company hired the services of investor relations firms in an effort to promote public awareness in the securities markets.   Additional public company costs of translating financial statements and USA filings account for the $46,817 increase in professional fees for the year ended February 28, 2005.

Earnings before income taxes were $38,558 for the twelve months ended February 28, 2005 compared to $256,925 in the previous year representing a decrease of $218, 367.  This decrease in earnings before income taxes is attributable to the start-up salaries costs of the new nurse monitoring division, higher public company related costs, and management contract costs.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2005

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Summary of Quarterly Results (in $'000)

Quarter	Feb. 28,	Nov. 30,	Aug. 31,	May 31,	Feb. 29,	Nov. 30,	Aug. 31,	May 31,
Ended	2005	2004	2004	2004	2004	2003	2003	2003

Sales	$ 890.5	$1,046.0	$1,573.5	$1,960.5	$ 825.2	$1,038.7	$1,271.7	$1,259.3

Earnings
(loss) before
taxes	$ (241.2)	$ (136.8)	$ 41.5	$ 375.0	$ (143.5)	$ 98.3	$ 92.2	$ 208.7

EPS	$ (0.001)	$ (0.001)	$ 0.001	$ 0.001	$ (0.001)	$ (0.001)	$ 0.001	$ 0.010

Fully diluted
EPS	$ (0.001)	$ (0.001)	$ 0.001	$ 0.001	$ (0.001)	$ 0.001	$ 0.001	$ 0.001

The recorded losses in the last two quarters are due to the seasonality factor in the sale of durable medical equipment, the additional costs of the IER monitoring services division, and public company related costs.  The peak season for the sale of scooters and scooter accessories runs from May to September.  The company continues to diversify its product and service offerings in order to mitigate the seasonality effect on sales.  As at February 28, 2005, 86% of the total sales were from scooters and power chairs with the remaining 14% from sale of cushions, disposables, daily living aids and IER monitoring services.

Financial Condition

The company continued to finance its operations principally through cash generated by the business, shareholder advances, and increase in the credit facility from a Canadian chartered bank and the funds obtained from the long-term debt.

Net working capital increased from $745,674 in fiscal 2004 to $978,235 as at February 28, 2005.  This increase is attributable to the increase in accounts receivable, inventory and prepaid expenses.

Schedule "C":

AMS Homecare Inc.

MANAGEMENT DISCUSSION

For the Twelve Months ended February 28, 2005

Financial Condition (continued)

Operating activities resulted in cash outflows of $593,634 in the year ended February 28, 2005 compared to $379,836 for the same period in fiscal 2004.  This increase in cash outflows is attributable to changes in working capital accounts and in particular an increase in inventory levels as at February 28, 2005.

Cash flows from financing activities were $668,620 during the 2005 fiscal year compared to $425,680 in the previous year.  These were comprised of advances from shareholders of $59,350, advances from the bank demand loan of $374,035, $250,000 from new long-term debt, and $35,000 from the conversion of warrants into common shares.  The principal repayment of the long-term debt totaling $49,765 offset these advances.

Cash flows utilized by investing activities were $74,986 for the twelve months ended February 28, 2005 compared to $45,844 in the previous year.  Of this increase, $27,893 is attributable to the purchase of new computer hardware and software.  The acquisition of other assets totaling $47,093 is comprised of trademarks, patents, and financing costs.

SUBSEQUENT EVENTS

The following material events occurred the February 28, 2005 and are not reflected in our financial statements.

On March 11, 2005, the company announced that it had filed a Statement of Claim in British Columbia Supreme Court alleging the TSX Venture Exchange and certain of its employees acted deliberately to delay the company's reverse takeover (RTO) of Shoprider Canada Mobility Products between August 2000 and February 2002.

On March 28, 2005, the company announced the signing of a binding agreement with Wireless 2000 of Burnaby, British Columbia to acquire the exclusive distribution rights for a term of 25 years to distribute its products into the healthcare, residential elder care, medical offices and hospital markets in North America.  The terms of the agreement call for Wireless 2000 to deliver a commercial product to the company within one year.  The company will pay CDN$350,000 in total over this period for the exclusive distribution rights.  The company will also pay a 20% royalty to Wireless 2000 on the revenues of all Wireless 2000 products sold.

Bare Certificates

I, Harj Gill, Chief Executive Officer of AMS Homecare Inc., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the period ending February 28, 2005.

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with other financial information included in the annual filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the annual filings.

Date:

June 9, 2005

"Harj Gill"

_____________________________

Harj Gill

President and Chief Financial Officer

Bare Certificates

I, Rani Gill, President and Chief Financial Officer of AMS Homecare Inc., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings) of AMS Homecare Inc. (the issuer), for the period ending February 28, 2005.

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with other financial information included in the annual filings present fairly in all material respects the financial condition, results of operations and cash flows of the issuer, as at the date of the periods presented in the annual filings.

Date:

June 9, 2005

"Rani Gill"

_____________________________

Rani Gill

President and Chief Financial Officer